                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 13G/A
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (AMENDMENT NO. 3)

                          MACK-CALI REALTY CORPORATION
   -------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
   -------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   554489 10 4
   -------------------------------------------------------------------------
                                 (CUSIP Number)


   -------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /_/      Rule 13d-1(b)

         /_/      Rule 13d-1(c)

         /X/      Rule 13d-1(d)

                                  SCHEDULE 13G

CUSIP NO. 554489 10 4                                          Page 1 of 8 Pages


1.   NAME OF REPORTING PERSON
     I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     THE MACK GROUP

     William L. Mack
     Earle I. Mack
     Mitchell E. Hersh
     David Mack
     Fredric Mack
     Richard Mack
     Stephen Mack
     Earle Mack, as Trustee for Trust Earle Mack A
     Earle Mack, as Trustee for Trust Earle Mack 4/30/92 William Mack, as Trustee for Trust William Mack A William Mack, as Trustee for Trust William Mack 4/30/92 David Mack, as Trustee for Trust David Mack A
     David Mack, as Trustee for Trust David Mack 4/30/92 Fredric Mack, as Trustee for Trust Fredric Mack A Fredric Mack, as Trustee for Trust Fredric Mack 4/30/92 Phyllis Mack, as Trustee for Trust f/b/o Richard Mack Phyllis Mack, as Trustee for Trust f/b/o Stephen Mack Tri-West Associates, L.P.

--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /X/
                                                           (b) /_/


--------------------------------------------------------------------------------

3.       SEC USE ONLY


--------------------------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

--------------------------------------------------------------------------------


NUMBER OF     5.        SOLE VOTING POWER   0
SHARES
BENEFICIALLY  ------------------------------------------------------------------
OWNED BY
EACH          6.        SHARED VOTING POWER   11,605,704
REPORTING
PERSON WITH   ------------------------------------------------------------------

              7.        SOLE DISPOSITIVE POWER   0

              ------------------------------------------------------------------

              8.        SHARED DISPOSITIVE POWER    11,605,704

--------------------------------------------------------------------------------

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,605,704

--------------------------------------------------------------------------------

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                                   /_/

--------------------------------------------------------------------------------

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      17.0%

--------------------------------------------------------------------------------

12.  TYPE OF REPORTING PERSON*
      OO
--------------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP NO. 554489 10 4                                          Page 2 of 8 Pages


Item 1(a).    NAME OF ISSUER:

              Mack-Cali Realty Corporation


Item 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              11 Commerce Drive, Cranford, New Jersey 07016


Item 2(a).    NAME OF PERSON FILING:

              The Mack Group

Item 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

              11 Commerce Drive, Cranford, New Jersey 07016


Item 2(c).    CITIZENSHIP:

              Each member of The Mack Group is a citizen of the United States.


Item 2(d).    TITLE OF CLASS OF SECURITIES:

              Common Stock


Item 2(e).    CUSIP NUMBER:

              554489 10 4

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

              (a) /_/ Broker or dealer registered under Section 15 of the Exchange Act;

              (b) /_/      Bank as defined in Section 3(a)(6) of the Exchange
                           Act;

              (c) /_/ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

              (d) /_/ Investment company registered under Section 8 of the Investment Company Act;

              (e) /_/ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

              (f) /_/ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

              (g) /_/ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

              (h) /_/ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

              (i) /_/ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

              (j) /_/      Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

                                  SCHEDULE 13G

CUSIP NO. 554489 10 4                                          Page 3 of 8 Pages

Item 4.       OWNERSHIP AS OF DECEMBER 31, 2001:

                  (a)      Amount beneficially owned:

                           11,605,704

                  (b)      Percent of class:

                           17.0%

                  (c)      Number of shares to which such person has:

                           (i)      sole power to vote or to direct the vote:

                                    0

                           (ii)     shared power to vote or to direct the vote:

                                    11,605,704

                           (iii) sole power to dispose or to direct the disposition of:

                                    0

                           (iv) shared power to dispose or to direct the disposition of:

                                    11,605,704


Item 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Not applicable.


Item 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not applicable.


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

              Not applicable.


Item 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              See Exhibit A attached hereto.


Item 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not applicable.


Item 10.      CERTIFICATIONS.

              Not applicable.

                                   SIGNATURES

              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2002                /s/ William L. Mack
                                       -----------------------------------------
                                       William L. Mack

Dated: February 14, 2002               /s/ Earle I. Mack
                                       -----------------------------------------
                                       Earle I. Mack

Dated: February 14, 2002               /s/ Mitchell E. Hersh
                                       -----------------------------------------
                                       Mitchell E. Hersh

Dated: February 14, 2002                /s/ David Mack
                                       -----------------------------------------
                                       David Mack

Dated: February 14, 2002                /s/ Fredric Mack
                                       -----------------------------------------
                                       Fredric Mack

Dated: February 14, 2002                /s/ Richard Mack
                                       -----------------------------------------
                                       Richard Mack

Dated: February 14, 2002                /s/ Stephen Mack
                                       -----------------------------------------
                                       Stephen Mack

Dated: February 14, 2002                /s/ Earle Mack
                                       -----------------------------------------
                                       Earle Mack, as Trustee for Trust
                                       Earle Mack A

Dated: February 14, 2002                /s/ Earle Mack
                                       -----------------------------------------
                                       Earle Mack, as Trustee for Trust
                                       Earle Mack 4/30/92

Dated: February 14, 2002                /s/ William Mack
                                       -----------------------------------------
                                       William Mack, as Trustee for Trust
                                       William Mack A

Dated: February 14, 2002                /s/ William Mack
                                       -----------------------------------------
                                       William Mack, as Trustee for Trust
                                       William Mack 4/30/92

Dated: February 14, 2002                /s/ David Mack
                                       -----------------------------------------
                                       David Mack, as Trustee for Trust
                                       David Mack A

Dated: February 14, 2002                /s/ David Mack
                                       -----------------------------------------
                                       David Mack, as Trustee for Trust
                                       David Mack 4/30/92

Dated: February 14, 2002                /s/ Fredric Mack
                                       -----------------------------------------
                                       Fredric Mack, as Trustee for Trust
                                       Fredric Mack A

Dated: February 14, 2002                /s/ Fredric Mack
                                       -----------------------------------------
                                       Fredric Mack, as Trustee for Trust
                                       Fredric Mack 4/30/92

Dated: February 14, 2002                /s/ Phyllis Mack
                                       -----------------------------------------
                                       Phyllis Mack, as Trustee for Trust
                                       f/b/o Richard Mack

Dated: February 14, 2002                /s/ Phyllis Mack
                                       -----------------------------------------
                                       Phyllis Mack, as Trustee for Trust
                                       f/b/o Stephen Mack

Dated: February 14, 2002               Tri-West Associates, L.P.
                                       By:  Tri-West Operating Corporation
                                              General Partner

                                       By:   /s/ William L. Mack
                                            ------------------------------------
                                            William L. Mack
                                            Chairman

                                    Exhibit A

                                 The Mack Group


================================================================================
                                 NAME                       NUMBER OF SHARES
                                                           BENEFICIALLY OWNED*
--------------------------------------------------------------------------------
William L. Mack                                                2,864,787
--------------------------------------------------------------------------------
Earle I. Mack                                                  2,477,811
--------------------------------------------------------------------------------
Mitchell E. Hersh                                                563,900
--------------------------------------------------------------------------------
David Mack                                                     2,577,374
--------------------------------------------------------------------------------
Fredric Mack                                                     847,892
--------------------------------------------------------------------------------
Richard Mack                                                      14,355
--------------------------------------------------------------------------------
Stephen Mack                                                      14,355
--------------------------------------------------------------------------------
Earle Mack, as Trustee for Trust Earle Mack A                    132,946
--------------------------------------------------------------------------------
Earle Mack, as Trustee for Trust Earle Mack 4/30/92               79,160
--------------------------------------------------------------------------------
William Mack, as Trustee for Trust William Mack A                132,915
--------------------------------------------------------------------------------
William Mack, as Trustee for Trust William Mack 4/30/92           79,162
--------------------------------------------------------------------------------
Fredric Mack, as Trustee for Trust Fredric Mack A                132,945
--------------------------------------------------------------------------------
Fredric Mack, as Trustee for Trust Fredric Mack 4/30/92           79,160
--------------------------------------------------------------------------------
David Mack, as Trustee for Trust David Mack A                    132,945
--------------------------------------------------------------------------------
David Mack, as Trustee for Trust David Mack 4/30/92               79,160
--------------------------------------------------------------------------------
Phyllis Mack, as Trustee for Trust f/b/o Richard Mack            491,850
--------------------------------------------------------------------------------
Phyllis Mack, as Trustee for Trust f/b/o Stephen Mack            491,850
--------------------------------------------------------------------------------
Tri-West Associates, L.P.                                        413,137
--------------------------------------------------------------------------------
TOTAL                                                         11,605,704
================================================================================



----------
* INCLUDES SHARES OF COMMON STOCK, RESTRICTED SHARES OF COMMON STOCK, LIMITED PARTNERSHIP UNITS REDEEMABLE FOR SHARES OF COMMON STOCK, VESTED WARRANTS TO PURCHASE LIMITED PARTNERSHIP UNITS REDEEMABLE FOR SHARES
         OF COMMON STOCK AND VESTED OPTIONS AND WARRANTS TO PURCHASE SHARES OF COMMON STOCK.

                                    Exhibit B

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Mack-Cali Realty Corporation.

Dated: February 14, 2002                /s/ William L. Mack
                                       -----------------------------------------
                                       William L. Mack

Dated: February 14, 2002                /s/ Earle I. Mack
                                       -----------------------------------------
                                       Earle I. Mack

Dated: February 14, 2002                /s/ Mitchell E. Hersh
                                       -----------------------------------------
                                       Mitchell E. Hersh

Dated: February 14, 2002                /s/ David Mack
                                       -----------------------------------------
                                       David Mack

Dated: February 14, 2002                /s/ Fredric Mack
                                       -----------------------------------------
                                       Fredric Mack

Dated: February 14, 2002                /s/ Richard Mack
                                       -----------------------------------------
                                       Richard Mack

Dated: February 14, 2002                /s/ Stephen Mack
                                       -----------------------------------------
                                       Stephen Mack

Dated: February 14, 2002                /s/ Earle Mack
                                       -----------------------------------------
                                       Earle Mack, as Trustee for Trust
                                       Earle Mack A

Dated: February 14, 2002                /s/ Earle Mack
                                       -----------------------------------------
                                       Earle Mack, as Trustee for Trust
                                       Earle Mack 4/30/92

Dated: February 14, 2002                /s/ William Mack
                                       -----------------------------------------
                                       William Mack, as Trustee for Trust
                                       William Mack A

Dated: February 14, 2002                /s/ William Mack
                                       -----------------------------------------
                                       William Mack, as Trustee for Trust
                                       William Mack 4/30/92

Dated: February 14, 2002                /s/ David Mack
                                       ---------------------------------
                                       David Mack, as Trustee for Trust
                                       David Mack A

Dated: February 14, 2002                /s/ David Mack
                                       -----------------------------------------
                                       David Mack, as Trustee for Trust
                                       David Mack 4/30/92

Dated: February 14, 2002                /s/ Fredric Mack
                                       -----------------------------------------
                                       Fredric Mack, as Trustee for
                                       Trust Fredric Mack A

Dated: February 14, 2002                /s/ Fredric Mack
                                       -----------------------------------------
                                       Fredric Mack, as Trustee for Trust
                                       Fredric Mack 4/30/92

Dated: February 14, 2002                /s/ Phyllis Mack
                                       -----------------------------------------
                                       Phyllis Mack, as Trustee for Trust
                                       f/b/o Richard Mack

Dated: February 14, 2002                /s/ Phyllis Mack
                                       -----------------------------------------
                                       Phyllis Mack, as Trustee for Trust
                                       f/b/o Stephen Mack

Dated: February 14, 2002               Tri-West Associates, L.P.
                                       By:  Tri-West Operating Corporation
                                             General Partner

                                       By:  /s/ William L. Mack
                                           -------------------------------------
                                            William L. Mack
                                            Chairman